

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2024

Paul Kim
Chief Financial Officer
Fulgent Genetics, Inc.
4399 Santa Anita Avenue
El Monte, California 91731

> **Re: Fulgent Genetics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37894**

Dear Paul Kim:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Industrial Applications and
     Services